

Joan Mitchell (1925–1992)

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Just this past November, Masterworks exited a different Joan Mitchell painting realizing a 17.8% annualized return to investors in the initial offering, net of all costs and fees.

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Initial Offering Price

$3,548,000

Offering Circular

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Similar Sales | Record Price | Repeat Sales



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Price Appreciation of Similar Works

13.9%

Sharpe Ratio (1977-2021) watch video

Joan Mitchell	▲1.25
All Art	0.28
S&P 500	0.56

52% Progress

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WHY WE LIKE THIS PAINTING


MASTERWORKS
02:29

- Joan Mitchell was one of the most celebrated American Abstract Expressionists of her generation, and the Painting is a prime example of Joan Mitchell's style of lyrical abstraction created during the important 'Paris Years' from 1959 to 1967.
- In May 2018, *Blueberry* (1969) set the auction record for a work by Joan Mitchell when it sold for $16,625,000 in May 2018. Close contemporaries of the artist include Jackson Pollock, Willem de Kooning, Mark Rothko, Barnett Newman, and Clyfford Still - all of whom hold auction records in excess of $50 million.
- In the last years before her death, the artist was honored with the Grand Prix National de Peinture in France in 1989, a symbol of international lifetime achievement. In 2021, the San Francisco MoMA and Baltimore Museum of Art co-organized a comprehensive retrospective featuring over eighty of the artist's works, which ran through August 2022.
- Our acquisitions team has reviewed approximately 130 examples of work by Mitchell, many of which are priced in excess of $2 million. Of these 130 works, this is the fourth one we have selected to be offered on the Masterworks platform.
- Executed circa 1956, the Painting was created at a formative moment for the artist. In 1955, Mitchell participated in "Vanguard 55," an exhibition at the Walker Art Center in Minneapolis alongside other emerging artists including Helen Frankenthaler, as well as the Whitney Museum of American Art's annual show of contemporary painting. Crucially, it was at this time that she began to split her time between New York and France where her work evolved compositionally and where she would eventually settle in 1959.
- As of December 2022, examples similar to the Painting in period, scale, and composition have achieved prices as high as $4.1 million at auction, including *Untitled* (c.1956), which sold for $2,712,000 at Sotheby's in May 2022, and *Untitled* (c.1958-1959), which is larger than the Painting, and sold for $4,110,000 at Christie's in October 2020.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$65,399,651	71

JOAN
MITCHELL

b. 1925, UNITED STATES – d. 1992, PARIS

Oil on canvas | 26 × 33 in. (66 × 84 cm.)

Joan Mitchell is remembered as a pivotal figure in the second generation of American Abstract Expressionists.



$3,548,000

INITIAL OFFERING

17.7%

ANNUAL APPRECIATION OF RECORD PRICES[1,2]

13.9%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is an important example of Joan's Mitchell's signature mode of abstraction, which combines the gestural calligraphic qualities of Abstract Expressionism with her interest in color and the natural world. Executed circa 1956, the Painting was created at a formative moment for the artist. In 1955, Mitchell participated in "Vanguard 55," an exhibition at the Walker Art Center in Minneapolis alongside other emerging artists including Helen Frankenthaler, and her work was included in the Whitney Museum of American Art's annual show of contemporary painting. Crucially, it was at this time that she began to split her time between New York and France, where she first met her partner of twenty years, Jean Paul Riopelle, and where she would eventually settle in 1959. With its expressive brushstrokes and swaths of paint that are liberally flicked, poured, and smeared across the canvas, the Painting's dynamism recalls the gestural mark-making of the Abstract Expressionists, particularly her peer Jackson Pollock, the accents of forest green, ochre and white may reference the lush landscapes and gardens of France, which were regularly captured by Impressionist painters like Monet. Mitchell's increased time spent in Paris undoubtedly influenced her compositions, yet her painterly abstractions suggest rather than emulate specific landscapes. Gestural abstract compositions created in 1956, similar to the Painting, are included in several prominent museum collections, such as the Whitney Museum of American Art and the San Francisco Museum of Modern Art, among others. The Whitney purchased Mitchell's painting, *Hemlock* (1956), only two years after its completion – a testament to the significance of the artist's work from the mid to late 1950s. As of December 21, 2022, examples similar to the Painting in period, scale, and composition have achieved prices as high as $4.1 million at auction. These include *Untitled* (c. 1956), which sold for $2,712,000 at Sotheby's, New York, on May 20, 2022 and *Untitled* (c. 1958–1959), which is larger than the Painting, and sold for $4,110,000 at Christie's, New York, on October 6, 2020. The Painting's year, composition, and execution make it a commercial and desirable work by Joan Mitchell.

Early in her career, Joan Mitchell's work was included in multiple important exhibitions, including the Whitney Museum of American Art in New York, the Carnegie Institute in Pittsburgh, the Art Institute of Chicago, the Corcoran Gallery of Art in Washington, D.C, as well as a major touring exhibition organized by the Museum of Modern Art in New York that visited nine venues in Japan. The Everson Museum of Art hosted the artist's first institutional solo show in 1972, which was shortly followed by the first of three major solo exhibitions of the artist's work at the Whitney Museum of American Art (1974, 1992, and posthumously in 2002). In the last years before her death, the artist was honored with the Grand Prix National de Peinture in France in 1989, a symbol of international lifetime achievement. In 2021, the San Francisco MoMA and Baltimore Museum of Art co-organized a comprehensive retrospective featuring over eighty of the artist's works, which will remain on view through August 2022. As of December 21, 2022 top auction records for the artist's work are led by *Blueberry* (1969), which sold for $16,625,000 on May 16, 2018, followed by *La Grande Vallée VII* (1983), which sold for $14,462,500 on July 10, 2020, and 12 *Hawks at 3 O'Clock*, which sold for $14,037,500 on November 13, 2018.

AS OF DECEMBER 21, 2022 TOP AUCTION RECORDS FOR THE ARTIST'S WORK ARE LED BY *BLUEBERRY* (1969), WHICH SOLD FOR $16,625,000 ON MAY 16, 2018, FOLLOWED BY *LA GRANDE VALLÉE VII* (1983), WHICH SOLD FOR $14,462,500 ON JULY 10, 2020, AND *12 HAWKS AT 3 O'CLOCK*, WHICH SOLD FOR $14,037,500 ON NOVEMBER 13, 2018[5].

AUCTION RESULTS FOR SIMILAR WORKS[3,4]


$5.0M
$3.8M
$2.5M
$1.3M
2001
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Joan Mitchell is remembered as a pivotal figure in the second generation of American Abstract Expressionists. Mitchell was born into an affluent family in Chicago - her father was a physician, while her mother was a poet and editor. From 1942 until 1944, Mitchell attended Smith College, but returned to Chicago to earn her BFA from the School of the Art Institute of Chicago. Upon her graduation in 1947, Mitchell was awarded a travel fellowship to France for a year, where her paintings became more abstract. In 1949, Mitchell moved to New York City and quickly immersed herself in the downtown artistic scene, which led to her inclusion in the now legendary "Ninth Street Show" of 1951. In 1955, Mitchell began to split her time between France and New York, and by 1959, she decided to settle permanently in France and acquired a studio in Paris at 10 rue Frémicourt. The new space gave Mitchell the physical room to begin to work on multiple paintings at once, and distanced her from the fast pace of the New York art scene. The nine years that followed proved to be some of the most prolific of her artistic career, and the masterpieces created during this period have been revered by curators and collectors alike. In 1968, Joan Mitchell moved to Vétheuil, a commune northwest of Paris, where she continued to paint until her passing in 1992.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Paintings by Joan Mitchell have a record price compound annual growth rate ("CAGR") of 17.7% from May 9, 1984 to September 30, 2022. This calculation is based on (i) a record price of $28,000 on May 9, 1984, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $14,500,000, the most recent record price as of September 30, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

3. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

4. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Joan Mitchell with the following criteria: canvas paintings executed 1954 to 1959 that measure 10 inches by 10 inches to 55 inches by 55 inches. "Untitled" (1955) was excluded from the comparative set due to its atypical, densely painted composition. Where the auction house's buyer's premium was unavailable, the following buyer's premiums were applied: 10% was applied to "Sans Titre" (c. 1957) and "Sans Titre" (1956) which sold on June 14, 2009 at J.P. Osenant Fontainebleau in Fontainebleau, France.The Painting previously sold at Sotheby's, London in October 1990 and it's realized price in USD was assumed, based on the approximate, prevailing exchange rate and the auction house's buyer's premium at the time of the sale. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 13.9% CAGR implied from selected sales occurring from January 1, 2000 to May 20, 2022.

5. "12 Hawks at 3 O'Clock" (1960) was acquired by Masterworks 054, LLC, an affiliate of the Company, in a privately negotiated transaction from a private collector on May 7, 2021 and, as of the date hereof, is still held by Masterworks 054, LLC.